FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     TERRA  NOVA  GOLD  CORP.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     February  5,  2003.

ITEM  3.          PRESS  RELEASE
                  --------------

News release dated February 5, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces that it has entered into a 2,600,000 investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), as more particularly described below.

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces that it has entered into a 2,600,000 investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"). Pursuant to the agreement, ORCH will issue to the Issuer a total of 5,200,000 units in the capital of ORCH (the "Units") at the deemed price of 0.50 per Unit (each Unit consisting of one share and one warrant); and the Issuer will in return issue to ORCH a secured loan note (the "Note") in the principal amount of 2,600,000.

ORCH is a London, UK based company which is arranging up to 50,000,000 of similar loan financings to junior mining and oil and gas companies around the world, the majority of which are in or near commercial production. ORCH will be making application for admission to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange. Following its admission, ORCH has agreed to assist the Issuer in reselling the ORCH Units held by the Issuer, to third party purchasers, such that the Issuer will then receive funds for its use in advancing its business operations. If ORCH fails to gain admission to AIM by February 28, 2003, the transaction will terminate.

The Note issued by the Issuer will be for a term of 2 years, and will bear interest at the rate of 12% per annum. The Issuer has agreed to set aside from the proceeds realized from the sale of ORCH Units, an amount sufficient to pay the first two years' interest. The Note will be convertible, at ORCH's option, into common shares of the Issuer, at any time and from time to time, on the basis of one common share for every $0.60 of principal or interest outstanding. Throughout the term of the agreement the parties have agreed that the conversion ratio between the British pound and the Canadian dollar shall be 1 to 2.4983.

The Note may be prepaid at any time and from time to time without penalty, provided that the Issuer gives ORCH at least 60 days advance notice of each intended prepayment. ORCH shall have the right to exercise its conversion option during the said 60 day notice period.

In addition, the Issuer has agreed to issue to ORCH share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Issuer at $0.45 per common share for a period of two years.

The Issuer has agreed that ORCH shall be entitled, but not obligated, to nominate a non-executive director to the board of the Issuer.

The agreement is subject to approval by the TSX Venture Exchange. In addition, as ORCH could become a control person through exercise of the warrants or through the conversion of the Note, the exercise of the warrants and conversion of the Note is also subject to shareholder approval. The Issuer has agreed not to use any funds realized until shareholder approval has been obtained.

The investment agreement was facilitated by Wellstar Capital Ltd. ("Wellstar"), a private company represented in Vancouver, British Columbia by Mr. Paul Groat. A fee in the amount of 4% will be payable to Wellstar by the Issuer. The fee will not be payable until the Issuer has sold the Units.

The Issuer will use the expected proceeds from the sale of the Units on its advanced stage Cape Ray Gold Project, located in southwest Newfoundland, and for general working capital purposes.

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     DAVID  PATTERSON
Director               Telephone:  (604)  684-6535

ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.


DATED  at  Vancouver,  British  Columbia,  this  5th  day  of  February,  2003.


TERRA  NOVA  GOLD  CORP.

Per:

"David  Patterson"
------------------
David  Patterson,
Director